Filed by Duddell Street Acquisition Corp.

This communication is filed pursuant to Rule 425 under the

United States Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Duddell Street Acquisition Corp.

Commission File Number: 001-39672

Date: January 26, 2022

Duddell Street Acquisition Corp. and FiscalNote Announce

Analyst Day Presentation Concerning Proposed Business

Combination

Analyst Day Materials, Transcripts Available

with U.S. Securities & Exchange Commission

HONG KONG, Wednesday, January 26, 2022 - Duddell Street Acquisition Corp. (Nasdaq: DSAC), a publicly traded special purpose acquisition company ("Duddell Street"), today announced it has held a virtual Analyst Day event, which took place on Tuesday, January 25, 2022, in connection with the previously announced proposed business combination between Duddell Street and FiscalNote Holdings, Inc. ("FiscalNote"), a leading AI-driven enterprise SaaS company that delivers legal and regulatory data and insights.

The complete Analyst Day presentation, as well as a full transcript of the live event, including speaker comments from both FiscalNote and DSAC, as well as question-and-answer exchanges between FiscalNote and DSAC management and participating analysts, have been filed with the U.S. Securities and Exchange Commission (the “SEC”).

Speakers for the Analyst Day event included: Tim Hwang, CEO & Co-Founder, FiscalNote; Manoj Jain, Chairman & CEO, Duddell Street Acquisition Corp.; Jon Slabaugh, Chief Financial Officer, FiscalNote; Reed Fawell, Chief Revenue Officer, FiscalNote; and Dr. Vlad Eidelman, Chief Scientist and Head of AI Research, FiscalNote.

Topics covered during the Analyst Day presentation included: a Transaction Overview & Summary; FiscalNote’s Technology, M&A, and Sales & Go-To-Market strategies; a Financial Summary, and customer testimonials. An Appendix provides a Sponsor Overview, Operational Benchmarking, non-GAAP Reconciliations, a Financial Model Summary, and Quarterly Financials from FY2019 through Q3/FY2021.

All Analyst Day materials are publicly available; the presentation can be accessed here and full transcript here. The previously announced filing of Registration Statement on Form S-4 in connection with the proposed business combination with FiscalNote can be found here.

FiscalNote and DSAC anticipate hosting a future, investor-related event prior to the expected completion of the proposed business combination. Details about this event will be forthcoming from FiscalNote and DSAC.

Completion of the previously announced proposed business combination, which is expected to occur in the first quarter of 2022, is subject to the Registration Statement being declared effective by the SEC, the approval of the proposed business combination by Duddell Street's shareholders, and other customary closing conditions. Duddell Street's Class A ordinary shares are currently traded on Nasdaq under the symbol "DSAC." Upon completion of the proposed business combination, FiscalNote's Class A common stock is expected to be publicly listed under the ticker symbol "NOTE."

About FiscalNote

FiscalNote is a leading global technology provider of legal and policy data and insights. By combining AI capabilities, expert analysis, and legislative, regulatory, and geopolitical data, FiscalNote is reinventing the way that organizations minimize risk and capitalize on opportunity. Home to CQ, Roll Call, Oxford Analytica, and VoterVoice, FiscalNote empowers clients worldwide to monitor, manage, and act on the issues that matter most to them. To learn more about FiscalNote and its family of brands, visit FiscalNote.com and follow @FiscalNote.

About Duddell Street Acquisition Corp.

Duddell Street Acquisition Corp. was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Duddell Street is sponsored by Hong Kong-based hedge fund Maso Capital. Since inception, Maso Capital has invested in more than one thousand companies and situations across multiple sectors and geographies. Leveraging its stature and reputation in Hong Kong and its experienced investment team, Maso Capital has had investments in a number of TMT, healthcare, fintech and consumer companies in the region. For more information, please visit DSAC.co.

Additional Information and Where to Find It

Duddell Street's shareholders and other interested persons are advised to read the registration statement on Form S-4 filed with the SEC, including the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials contain important information about FiscalNote, Duddell Street and the proposed business combination. Promptly after the Form S-4 is declared effective by the SEC, Duddell Street will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. For additional information on the proposed business combination, see Duddell Street 's Current Report on Form 8-K filed with the SEC on November 8, 2021. Before making any voting or investment decision, investors and shareholders of Duddell Street are urged to carefully read the entire registration statement and proxy statement/prospectus, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by Duddell Street with the SEC may be obtained free of charge at the SEC's website at www.sec.gov.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Duddell Street and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Duddell Street will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about Duddell Street's directors and executive officers and their ownership of Duddell Street shares is set forth in Duddell Street's prospectus, dated prospectus is October 28, 2020. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

FiscalNote and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Duddell Street in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as "will," "are expected to," "is anticipated," "estimated," "believe," "intend," "plan," "projection," "pro forma," "outlook" or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding FiscalNote's industry and market sizes, future opportunities for FiscalNote and Duddell Street, FiscalNote's estimated future results and the proposed business combination between Duddell Street and FiscalNote, including pro forma market capitalization, pro forma revenue, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of Duddell Street's and FiscalNote's management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond Duddell Street's or FiscalNote's control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. Except as required by law, Duddell Street and FiscalNote do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts:

Media

FiscalNote

Nicholas Graham

press@fiscalnote.com

Investors

ICR, Inc. for FiscalNote

Sean Hannan

IR@fiscalnote.com

Duddell Street Acquisition Corp.

Sam Joshi

IR@masocapital.com